[LATHAM & WATKINS LLP LETTERHEAD]

May 6, 2005

Mr. Max A. Webb
Assistant Director
Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549
Mail Stop 03-05

  Re:
  AMC Entertainment Inc.
  Amendment No. 2 to Form S-2, filed on April 18, 2005, File No. 333-122389
  Amendment No. 2 to Form S-4, filed on April 18, 2005, File No. 333-122376
  Form 10-Q for the quarterly period ended December 30, 2004, File No. 001-08747

Dear Mr. Webb,

        On behalf of AMC Entertainment Inc. (the "Company") in connection with the above captioned Amendment No. 2 to each of the Registration Statements on Form S-2 and S-4 and Quarterly Report on Form 10-Q, and in connection with the filing of Amendments No. 3 to the Registration Statements on Form S-2 and Form S-4, we are responding to the Staff's comment letter dated May 3, 2005.

        For the convenience of the Staff, we have transcribed each of the comments being addressed. The number for each comment and related response below corresponds to the number for each comment that appears in the letter of the Staff dated May 3, 2005.

FORM S-2
Risk Factors, page 15
 Our substantial debt could adversely affect our operations, page 15

1.
We note your revisions made in response to prior comment 2, however, please also revise the corresponding risk factor on your Form s-4 on page 19.

        The Company has revised the prospectus included in the Registration Statement on Form S-4 on page 19 to indicate that the additional borrowing capacity available as of December 30, 2004 would be effectively senior to both the Senior Notes and the Existing Subordinated Notes.

Unaudited Pro Forma Condensed Consolidated Financial Information, pages 32-38

2.
We note that the pro forma statements of operations have been appropriately revised to reflect the impact of your recent contribution to National Cinemedia, LLC. in view of the relative significance of this transaction, it appears that these activities should be reflected in a pro forma balance sheet as well. Please revise or advise.

        The Company has added a pro forma balance sheet on page 33 to reflect its recent contribution to National CineMedia, LLC.

3.
As your pro forma statements of operations now reflect the occurrence of two individually significant transactions, please expand your presentation to separately reflect the impact of each transaction. Specifically, please present the pro forma adjustments attributable to the merger and related transactions followed by a subtotal. The pro forma adjustments related to the recent contribution to National CineMedia, LLC should then be presented and followed by a column containing the final "pro forma" balances. Please revise accordingly.

        The Company has presented the pro forma adjustments attributable to the merger and related transactions followed by a subtotal on pages 33 through 35 and related notes beginning on page 42. The pro forma adjustments related to the recent contribution to National CineMedia, LLC have been presented after the merger subtotal followed by a column containing the final "pro forma" balances.

4.
As a related matter, the purpose of Rule 3-10 of Regulation S-X is to provide financial information that allows investors to evaluate a guarantor's ability to honor their commitment under the guarantee. We require condensed consolidated information so that the reader can clearly distinguish the assets, liabilities, revenues, expenses and cash flows of the entities that are legally obligated under the indenture from those that are not. This information also facilitates analysis of trends affecting subsidiary guarantors and relationships among the various components of a consolidated entity. Given the nature and relative significance of the transactions reflected in your pro forma financial statements, the condensed consolidating financial information presented in the historical financial statements no longer appears to adequately achieve these purposes. Accordingly, please expand your pro forma presentation to also include condensed consolidating financial information on a pro forma basis for the most recent fiscal year and interim period.

        As requested, the Company has expanded its pro forma presentation in the section entitled "Unaudited Pro Forma Condensed Consolidated and Consolidating Financial Information" beginning on page 32 of the Form S-2 to include pro forma information prepared under the guidance of Rule 3-10 of Regulation S-X.

December 30, 2004 Interim Financial Statements, page F-13
Note 2. Acquisitions, page F-19

5.
Refer to our prior comments 31. and 32. It appears that your transaction was approximately 46% debt financed. Please confirm or advise supplementally.

        The total amount of consideration paid in the merger was approximately $1,665,200,000. The Company financed $624,917,760, or 37%, of this consideration through (i) the issuance by Holdings of $304,000,000 aggregate principal amount at maturity of its 12% Senior Discount Notes due 2014 for gross proceeds of $169,917,760, (ii) the issuance by Marquee Inc. of $250,000,000 aggregate principal amount of its 8 5/8% Senior Notes due 2012 for gross proceeds of $250,000,000 and (iii) the issuance by Marquee Inc. of $205,000,000 aggregate principal amount of its Senior Floating Rate Notes due 2010 for gross proceeds of $205,000,000. The Company confirms that the proceeds from the issuance of debt were 37% of the merger consideration, whereas the aggregate principal amount when due of the debt issued equals 46% of the merger consideration.

6.
As a related matter, we understand that the ownership interests in Holdings were initially held by JPMP (50.1%) and Apollo (49.9%). These ownership interests subsequently appear to have fallen to approximately 34.6% each as a result of sales to related parties, affiliates and management. Supplementally tell us the percentage controlled by each of the sponsors subsequent to the above referenced sales. That is, we assume that JPMP and its affiliates continue to hold a greater combined ownership interest than the combined ownership interest held by Apollo and its affiliates. Please confirm or advise, supplementally.

        The Company supplementally advises the Staff that, as of the date hereof, JPMP and Apollo each own 266,500 shares of Holdings common stock, or 34.6%, of Holdings' total outstanding common stock of 769,350 shares.

7.
We note your revised disclosures in response to prior comment 36. Please further expand the discussion on page F-21 and in the pro forma footnote 3(a) on page 37 to describe your method of determining the useful life of the MovieWatcher (i.e., loyalty program) customer relationship intangible asset. In this regard, where you have disclosed in the table on page 37 that the estimated useful life is 8 years, describe in detail how you determined the amortization period to be less than 8 years, as specifically discussed in the second and third paragraphs of your response.

        The Company has revised the discussions on F-21 and in the pro forma footnote 4(a) on page 43 of the Form S-2 to describe its method of determining the useful life of the MovieWatcher customer relationship intangible asset. Additionally, the Company has disclosed on page 43 of the Form S-2 the method of amortization utilized for this intangible asset

Exhibit 5.1

8.
We note your response to prior comments 10, 12, 15 and 20. Please be aware for your planning purposes that we will review and may comment on Exhibits 5.1, 5.2, 5.3 and 5.5 prior to the time you are declared effective.

        The Company respectfully notes the above comment.

Exhibit 5.6

9.
On page 2, please delete section (c) that begins with "Our knowledge of the business, records, transactions..." It is inappropriate to limit your opinion to the items that premium has brought to your attention or the documents specifically referred to in your opinion.

        The Company has obtained a revised opinion from von Briesen & Roper, S.C. deleting the referenced qualification, which has been filed as a new Exhibit 5.6 to the Form S-2.

10.
We reissue prior comment 22. Please revise to omit the next-to-last paragraph or refile the opinion dated the date of effectiveness.

        The Company has obtained a revised opinion from von Briesen & Roper, S.C. deleting the limitation on the effectiveness of the opinion.

Other

11.
Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

        The Company confirms that it will continue to update its financial statements in conformity with Rule 3-12 of Regulation S-X.

12.
Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

        The Company retains manually signed consents on file for the requisite five years in conformity with Rule 402 of Regulation C. The Company has included currently dated accountants' consents with the amended filing.

FORM S-4
General

13.
Please amend this Registration Statement on Form S-4 to reflect comments issued on your Registration Statement on Form S-2.

        The Company has amended the Registration Statement on Form S-4 to reflect the foregoing comments issued to the Registration Statement on Form S-2, as applicable.

14.
Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

        The Company confirms that it will continue to update its financial statements in conformity with Rule 3-12 of Regulation S-X.

15.
Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

        The Company retains manually signed consents on file for the requisite five years in conformity with Rule 402 of Regulation C. The Company has included currently dated accountant's consents with the amended filing.

* * *

        We appreciate your review of this information,. If you have any questions or comments, please feel free to contact me at (212) 906-1818. Thank you very much for your consideration in this matter.

Sincerely,
/s/ MONICA K. THURMOND
Monica K. Thurmond of LATHAM & WATKINS LLP
cc:	Craig R. Ramsey Chris A. Cox Kevin M. Connor Mike Haines Gregory Ezring